Exhibit 99.1

Recently Published Independent Research Supports the Importance of Reverse Cholesterol Transport on NASH Pathogenesis

TEL AVIV, Israel, June 4, 2014 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that recently published data in the April 2014 issue of Biochimie supports the importance of the regulation of ABCA1-induced reverse cholesterol transport on the pathogenesis of Non-Alcoholic Steato-Hepatitis, or NASH.

ABCA1 is an enzyme that induces “reverse cholesterol transport,” which is essential for maintaining cholesterol balance in the body. Excess levels of “bad” cholesterol are deposited mainly in vascular walls, causing atherosclerosis, or a vascular disease in which an artery wall thickens as a result of the accumulation of calcium and fatty materials. Activation of the reverse cholesterol transport beneficially reduces the bad cholesterol deposited in vascular walls and mediates the elimination of cholesterol from cells through “good” cholesterol.

The recently published pre-clinical data suggests that an increase in ABCA1 activity in mice may not only lead to a reduction in “bad” cholesterol levels through reverse cholesterol transport, but also a reduction in liver fat content, both of which Galmed believes to be important factors in the pathogenesis of NASH. Galmed’s product candidate, aramchol, has been shown in independent studies to increase ABCA1 activity in experimental animal models by between 300% and 400%. This data was published in Biochemical Journal, the Archives of Medical Research and the Current Opinion in Lipidology in 2006, 2010 and 2010, respectively,

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact:

Andrew McDonald

LifeSci Advisors, LLC

646-597-6987